EXHIBIT 99.1

Endeavour Silver Drilling Intersects High-Grade Gold-Silver Mineralization at the Bolanitos Mine in Durango, Mexico

VANCOUVER, British Columbia, May 20, 2021 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) has intersected high grade gold-silver mineralization in its 2021 exploration drill program to expand the Melladito and Belen orebodies at the Bolañitos Mine in Guanajuato State, Mexico.   The Company is currently producing from four orebodies at Bolañitos: Plateros, Lucero, San Miguel and Melladito. Exploration drilling is ongoing along the Melladito and Belen veins (view longitudinal sections here).

Highlights from the latest drill results include:

  8.09 grams per tonne (gpt) gold and 1,044 gpt silver for 1,611 gpt silver equivalent (AgEq at an 70:1 silver:gold ratio) over a 1.0 metre (m) true width (47.0 oz per short ton (opT) AgEq over 3.3 feet (ft)), including 14.2 gpt gold and 1,974 gpt silver for 2,966 gpt AgEq over 0.26 m (86.5 opT AgEq over 1.0 ft) in drill hole BN-64 on the Melladito HW vein
  4.43 gpt gold and 148 gpt silver for 458 gpt AgEq over a 2.34 m true width (13.4 opT AgEq over 7.7 feet (ft)), including 13.22 gpt gold and 129 gpt silver for 1,054 gpt AgEq over 0.19 m (30.7 opT AgEq over 0.7 ft) in drill hole BL1.5S-4 on the Belen HW vein

Luis Castro, Vice President of Exploration, commented, “We continue to intersect strong drill results as we step out from the current margins of the Melladito and Belen orebodies, with a number of other targets to drill, along both the Melladito and Belen veins.”

Drill results are summarized in the following table:

Hole	Structure	From	True width	Au	Ag	AgEq
		(m)	(m)	(gpt)	(gpt)	(gpt)
BN-62	Hw Melladito	52.65	1.25	2.27	354	513
	Including	54.00	0.23	10.28	1,928	2,648
	Melladito	58.65	5.09	1.98	177	315
	Including	61.35	0.33	5.86	539	949
BN-64	Hw Melladito	41.95	0.97	8.09	1,044	1,611
	Including	41.95	0.26	14.18	1,974	2,966
	Hw Melladito	45.00	0.87	2.33	115	279
	Including	45.00	0.28	1.97	146	284
	Old Working (Melladito)	48.05	2.60	Old Working
BN-65	Hw Melladito	74.85	1.03	2.64	15	200
	Including	76.45	0.43	5.41	14	393
	Melladito	82.70	2.52	4.06	88	372
	Including	84.75	0.42	5.27	105	474
	Old Working (Melladito)	87.20	2.10	Old Working
BN-66	Melladito	74.50	1.00	2.16	53	204
	Including	74.50	0.50	2.31	84	246
BN-67	Bolanitos	84.10	1.00	5.56	30	419
	Including	85.10	0.17	32.95	164	2,471
BN-68	Old Working (Melladito)	53.05	1.00	Old Working
	Muck (Melladito)	54.30	4.11	2.74	176	368
	Including	56.80	1.20	6.34	199	643
BN-71	Hw Melladito	76.60	1.10	0.15	192	202
	Including	77.60	0.20	0.24	633	650
	San Ignacio	141.55	2.46	1.36	405	500
	Including	142.00	1.02	1.43	630	730
BL0.5-1	Hw Belen	179.70	0.92	1.30	130	221
	Including	180.00	0.18	1.83	371	499
BL0.5-2	Hw Belen	217.10	1.09	5.40	25	403
	Including	217.10	0.23	25.55	111	1,900
BL1.5S-4	Hw Belen	156.15	2.34	4.43	148	458
	Including	158.60	0.19	13.22	129	1,054
BL2.5S-1	Hw Belen	139.55	0.92	6.11	206	634
	Including	140.10	0.39	8.44	218	809
BL2.5S-3	Hw Belen	104.75	3.65	2.91	129	332
	Including	105.35	0.46	7.51	327	852
  Silver equivalents are calculated at a ratio of 70:1 silver:gold. All widths are estimated true widths.
  Drill holes BN-63, BN-69, BN-70, BL1.5S-5, and BL2.5S-2 returned no significant results

Qualified Person and QA/QC - Dale Mah, P.Geo., Vice President Corporate Development of Endeavour Silver, is the Qualified Person who reviewed and approved the technical information contained in this news release. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to SGS Labs, where they are dried, crushed, split and 250 gram pulp samples are prepared for analysis. Gold is determined by fire assay with an atomic absorption (AAS) finish and silver by aqua regia digestion with ICP finish, over-limits by fire assay and gravimetric finish.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a development decision and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding future prospects of the Company’s mines and projects. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development and risks in obtaining necessary licenses and permits.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued exploration and mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.